# SEC Schedule 13D/A (Amendment No. 008) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUMACYTE, INC., CIK 0001818382
CUSIP: 020751103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Date of event which requires filing of this statement: 04/24/2026
Amends the filing with accession number 0001104659-21-112194
Filed by CIK 0000042872
Persons authorized to receive notices and communications: Robert A. Grauman, 145 West 86 Street, New York, New York (NY), 10024, 646 202-2932; Thomas D. Brouillard, Fresenius Medical Care Holdings, Inc., 920 Winter Street, Waltham, Massachusetts (MA), 02451-1547, 781 699 9000; Christof Koester, Fresenius Medical Care AG, Else-Kroener Strasse 1, Bad Homburg, Germany (2M), 61352, 011 49 6172 609 0

## Reporting persons
- Fresenius Medical Care Holdings, Inc. (CIK 0000042872): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (8.4% of the class)
- Fresenius Medical Care AG (CIK 0001333141): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HUMACYTE, INC.
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Comment: This Amendment No. 8 amends certain information contained in the Schedule 13D originally filed by Fresenius Medical Care Holdings, Inc., a New York Corporation ("FMCH") and Fresenius Medical Care AG a German stock corporation ("FME AG") on September 2, 2021, as previously amended by Amendment No. 1 filed December 1, 2023, Amendment No. 2 filed March 7, 2024, Amendment No 3 filed November 18, 2024, Amendment No 4 filed May 22, 2025, Amendment No 5 filed solely by FME AG on October 16 2025, Amendment No. 6 filed by FME AG and FMCH on January 9;2026 and Amendment No. 7 filed March 24, 2026 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share (the "Common Stock") of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the "Issuer" or "Humacyte"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The description of the Distribution Agreement in Item No. 4 of the Schedule 13D is hereby amended and superseded by the addition of the following information:

On April 21, 2026, FMCH and Humacyte entered into a Third Amendment to the 2018 Distribution Agreement between FMCH and Humacyte. As amended, the distribution agreement now provides that Humacyte will have the exclusive rights to distribute Symvess(R) (acellular tissue engineered vessel) outside the U.S. and in the rest of the world, and FMCH will be entitled to low-single-digit royalties on net sales of Symvess(R) outside the U.S. Existing terms related to the U.S. remain unchanged. FMCH agreed to reversion of ex-U.S. distribution rights to Humacyte as part of FME AG's "Legacy Portfolio Optimization program," as described in FME AG's public filings.

The foregoing description of the Third Amendment to the Distribution Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of such Amendment, which is an exhibit to this Schedule 13D Amendment No. 8).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.7. Third Amendment dated April 21, 2026 to Distribution Agreement dated June 25, 2018 between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Humacyte, Inc. on April 24, 2026)*.

* The Issuer states in the Form 8-K that certain confidential information contained in this exhibit, market by brackets, has been omitted because the information (i) is not material and (ii) is the type of information the Issuer both customarily and actually treats as private or confidential.

## Signatures
- Fresenius Medical Care Holdings, Inc.: /s/ Bryan Mello, Bryan Mello, Asst. Treasurer (04/24/2026)
- Fresenius Medical Care AG: /s/ ppa Dr. Angela Koelbl, Dr. Angela Koelbl, Registered Manager (Prokurist) (04/24/2026)
- Fresenius Medical Care AG: /s/ ppa Christof Koester, Christof Koester, Registered Manager (Prokurist) (04/24/2026)